Mail Stop 3561

April 6, 2009

Michael I. German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, New York 14830

> **Re:** **Corning Natural Gas Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 19, 2008**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **September 30, 2008**
> **Filed January 28, 2009**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
> **September 30, 2008**
> **Filed February 17, 2009**
> **File No. 000-00643**

Dear Mr. German:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L.